Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business/Financial Editors:
           Compton Petroleum announces third quarter results

           CALGARY, Nov. 10 /CNW/ - Compton Petroleum Corporation ("Compton" or the
"Company") announces its financial and operating results for the quarter ended
September 30, 2008.

           CONTINUING OPERATIONS

           On October 30, 2008 Compton announced the corporate sales process had been terminated. Prevailing public market conditions and the ongoing liquidity and credit crisis resulted in offers that were neither acceptable nor reflective of the true value of Compton or its asset base. On October 30, the
Company also announced its intent to continue operating as an independent exploration and production entity.
           Compton is well positioned to continue and succeed even during difficult times.

           <<
           -  With the sale of non-core properties during the third quarter, we are now essentially a pure natural gas story focused entirely on three concentrated low risk natural gas resource plays.

           -  85% of our production is natural gas and, although continued commodity price volatility is expected, we believe North American demand for natural gas will result in gas prices not being subject to the same downward pressure as crude oil prices, during a recessionary period.

           -  Our core properties have all progressed through to a development stage and the associated, large, secure land position provides a very significant inventory of low risk development drilling opportunities.

           -  Our high working interests and operatorship of virtually all our properties permit us to manage the pace of their exploitation and development consistent with our capital expenditure priorities.

           -  We have a solid reserve and production base to build upon. Proved plus probable reserves at August 1, 2008 were approximately 1.6 Tcfe and current production is approximately 164 MMcfe per day (27,300 boe per day).

           -  Our capital structure is secure. Our debt is term structured with 66%
              not due until December 2013. Our extendible, revolving bank credit facility was renewed on July 2, 2008 with an authorized loan amount of
              $500 million. At September 30, we had $260 million available under the facility to assist in managing our operations and capital programs. We are fully compliant with all our debt covenants.
           >>

           Recently, in light of the current market turmoil, credit restrictions, and termination of the sale process, Compton has been the subject of speculation from various sources as to its ongoing viability. The opposite of this speculation is in fact the case. Liquidity is not an issue at Compton.
Although our overall debt level may differ from others, it has been structured consistent with our long-life asset base. Our current corporate position, as outlined above, is such that the Compton is well able to manage its financial affairs through these turbulent times to the benefit of all shareholders.
           Operationally, our drilling results have been excellent and have further verified the applicability of horizontal drilling and multi-stage fracture completions to our Deep Basin plays. All our plays are economically sound at current commodity prices and we will build on our recent successes in planning for the future.
           We are currently developing and expect to finalize our plans for 2009 by mid-December at which time we will provide guidance for 2009. An extensive inventory of lower risk drill locations has been identified targeting both the
Ellerslie and Rock Creek formations at Niton and the Basal Quartz and Belly
River zones in southern Alberta. We expect our 2009 operational activities will focus on identified low risk, higher impact liquids rich natural gas opportunities. In the interim, our fourth quarter activities are focused on completion and tie-in activities to bring reserves on production. We expect our 2009 plans will be financed by available funds provided by operations. The major variable to determining such funds will be natural gas prices which are approximately 12% higher than at this time last year. We have hedged 25% of our gas production through to March 31, 2009 and expect to expand upon these positions to provide greater certainty to our capital expenditure programs.
           Compton has a Normal Course Issuer Bid in place that permits the Company to repurchase its issued and outstanding shares; 5.6 million shares currently remain authorized for such repurchases. In view of our current share price versus our underlying asset value and funds flow multiple, we are considering re-directing a portion of our capital expenditure budget to additional share repurchases, thus improving per share net asset value and funds flow.
           With the termination of the sales process, Compton and its staff are looking forward to focusing their full efforts to ongoing operations and value creation for all shareholders.

           <<
           THIRD QUARTER HIGHLIGHTS

           -  Four 5 MMcf/d plus wells at Niton, drilling success in all areas -
              100% success rate.
           -  Average production of 26,006 boe/d.
           -  Divestment of non-core assets for net proceeds of $204 million.
           -  Debt reduction of $212 million from June 30, 2008.
           -  Q3 funds flow from operations of $87 million, $233 million for the nine months.
           -  Net earnings of $60 million.

           FINANCIAL SUMMARY

           -------------------------------------------------------------------------
                                  Three Months Ended          Nine Months Ended
           ($000s, except per          Sept. 30                    Sept. 30
            share amounts)      2008       2007   Change    2008       2007   Change
           -------------------------------------------------------------------------
           Gross revenue     $ 153,322  $ 107,980   42%  $ 502,551  $ 375,028   34%
           Funds flow from
            operations(1)    $  86,675  $  33,133  162%  $ 232,648  $ 150,498   55%
           Per share
             - basic(1)      $    0.67  $    0.26  158%  $    1.79  $    1.17   53%
             - diluted(1)    $    0.66  $    0.25  164%  $    1.75  $    1.13   55%
           Adjusted
            operational
            earnings(1)      $  40,019  $    (813)       $  81,354  $  30,658
           Net earnings      $  59,882  $  19,782  203%  $  52,940  $  78,808  -33%
           Per share
             - basic         $    0.46  $    0.15  207%  $    0.41  $    0.61  -33%
             - diluted       $    0.46  $    0.15  207%  $    0.40  $    0.59  -32%
           Capital
            expenditures
            before
            acquisitions
            and divestments  $ 105,985  $ 115,635   -8%  $ 270,330  $ 269,441    0%
           -------------------------------------------------------------------------

           OPERATING SUMMARY

           -------------------------------------------------------------------------
                                  Three Months Ended          Nine Months Ended
                                       Sept. 30                    Sept. 30
                                2008       2007   Change    2008       2007   Change
           -------------------------------------------------------------------------
           Average daily
            production
             Natural gas
              (mmcf/d)             130        135   -4%        150        138    9%
             Liquids (bbls/d)    4,323      7,954  -46%      4,989      7,958  -37%
           -------------------------------------------------------------------------
             Total (boe/d)      26,006     30,440  -15%     29,931     30,881   -3%

           Realized prices
             Natural gas
              ($/mcf)        $    8.75  $    5.23   67%  $    8.50  $    6.47   31%
             Liquids
              ($/bbl)(2)     $  124.05  $   61.91  100%  $  109.22  $   59.15   85%
           -------------------------------------------------------------------------
             Total ($/boe)   $   64.08  $   38.56   66%  $   61.28  $   44.48   38%

           Field netback(1)
            ($/boe)          $   34.32  $   20.51   67%  $   35.24  $   25.38   39%
           -------------------------------------------------------------------------
           (1) See advisory statements relating to non-GAAP measures included with
               Management's Discussion and Analysis.
           (2) Includes sulphur.
           >>

           OPERATIONS REVIEW

           With much improved field conditions, Compton drilled a total of 101 gross wells (79 net) during the third quarter as compared to the 34 gross wells (33 net) drilled during all of the second quarter of 2008. We have continued the focus of applying horizontal drilling combined with multi-stage frac completions to our Deep Basin and Foothills natural gas plays with good success.
           Compton currently has 31 horizontal gas wells that have been multi-staged fractured: 24 at Niton, five at Hooker, and one each at Cowley and Caroline.
The majority of these wells were drilled and placed on production in 2008. The horizontal multi-stage fracture technology has proven applicable to the development of Compton's extensive land base in the Deep Basin of Alberta.

           DRILLING SUMMARY

           Of the 101 (79 net) wells drilled during the third quarter of 2008, 100 or 99% were classified as development wells. The following table summarizes our drilling results in the first nine months of the year.

           <<
           -------------------------------------------------------------------------
           Nine Months Ended September 30     Gas   Oil    D&A  Total    Net Success
           -------------------------------------------------------------------------
           Southern Alberta                   151     0      2    153    144     99%
           Central Alberta                     61     5      3     69     30     96%
           -------------------------------------------------------------------------

           Standing, cased wells                                   12      7
           -------------------------------------------------------------------------
           Total                              212     5      5    234    181     93%
           -------------------------------------------------------------------------
           >>

           EXPLOITATION AND DEVELOPMENT

           Compton has four Deep Basin natural gas resource plays: the Basal Quartz sands at Hooker in southern Alberta, the Gething/Rock Creek sands at Niton and in central Alberta, the shallow Plains Belly River play in southern Alberta, plus an emerging over pressured foothills gas play in southern Alberta. Three of these plays are now relatively proven low risk development plays.

           Niton

           In late September, we drilled a 100% owned Rock Creek horizontal well at
12-26-52-17W5 at Niton. The well flow tested, on post fracture cleanup, on
October 8, 2008 at 14.9 MMcf/d at 1500 psi flowing tubing pressure. The well is currently producing 10.5 MMcf/d at rates restricted by compressor size.
           In late October, we completed a second 100% Rock Creek horizontal well at
16-30-52-16W5M that also tested high initial gas rates. On October 30, 2008, the well was flowing 8.2 MMcf/d at 200 psi flowing tubing pressure on the first day of multi-stage fracture cleanup.
           Two additional Rock Creek horizontal wells drilled in the Niton area during the quarter also tested in excess of 5 MMcf/d. Compton has a 50%
working interest in one of these wells and a 70% working interest in the other.
           In addition to the above wells, Compton has been very active elsewhere in the Niton area of central Alberta. A total of eight wells were drilled during the third quarter, six of which were horizontal wells. We also expanded our
Edson 5-26-52-17W5M compressor station capacity from 10 to 20 MMcf/d to accommodate production from our expanding Rock Creek horizontal gas play.
Compton currently has seven gas wells producing to this compressor station, with an additional three wells scheduled to be on production in early
November. Six additional horizontal Rock Creek drill locations are currently in the licensing stage in township 52-17W5. The compressor station is designed to be quickly expanded to a capacity of 30 MMcf/d should conditions warrant.
           Also at Niton, we drilled our first and second horizontal wells targeting the Ellerslie zone. These were the first horizontal wells in the area targeting the Ellerslie using multi-stage fracturing completions. The first
Ellerslie well, 12-19-54-13W5M, has averaged 2.6 MMcf/d for the first two weeks of production. The second well, 1-21-53-14W5M, tested inline at 2.1
MMcf/d on cleanup of frac fluids. We have identified and are working to secure as many as 20 follow-up horizontal Ellerslie locations on our Niton acreage.
The August 1, 2008 Reserve Update does not recognize any value for this exciting new, relatively shallow 2,000 metre play.

           Hooker

           At Hooker, we placed our third and fourth horizontal Basal Quartz wells on continuous production during the quarter. Both wells are producing between
1 to 1.5 MMcf/d in line to the Mazeppa gas plant. The rates are steadily increasing as the fracture fluids are removed from the well. The two new wells are located at High River 1-18-17-29W4M and at 12-34-18-29W4M. A fifth Hooker
BQ horizontal drill well at High River 8-7-17-28W4M is waiting on completion.
All the horizontal wells were drilled on the tighter periphery of the Basal
Quartz channel sand system.

           SHALLOW GAS - Plains Belly River and Edmonton Group

           In southern Alberta, we have been actively pursuing our shallow Plains
Belly River development play. In total 70 gross (65 net) Belly River wells were drilled during the third quarter of 2008 with excellent results.
           In the Centron area, we began production from four new Belly River wells.
In aggregate, these wells are producing approximately 1.3 MMcf/d.
           In the third quarter of 2008, Compton drilled five Belly River gas wells in township 21-28W4M, an area of land that is relatively new to oil and gas development, between the Okotoks field and the Gladys field. These wells tested at average expected rates and are scheduled to be tied-in on November
15, 2008.
           As at September 30, 2008, we had a total of 127 (119 net) Belly River wells scheduled to be tied-in by year end 2008.

           Vulcan

           At Vulcan, we continue to develop the Lower Mannville I oil pool successfully with our 50% working interest partner. Upon expansion of the solution gas handling capability, we plan to drill additional oil wells as a follow up to the recent horizontal oil well at 1-29-15-25W4M, which has been facility restricted.

           Foothills

           Compton's first horizontal well in the Foothills, 14-5-7-1W5 at Cowley, has averaged 2.3 MMcf/d since being placed on production in late September.
The well is currently producing 1.5 MMcf/d and appears to be following the typical production profile for a thrusted Foothills Belly River well. We are very encouraged by the results of this well, and are following up with a second well at 1-19-7-1W5, which is currently drilling. Well licenses and surface leases have been obtained for an additional two Cowley locations and license applications for a further three locations will be submitted before year end.

           CURRENT PRODUCTION VOLUMES

           We are currently producing approximately 27,300 boe/d after sales of
4,100 boe/d during the quarter. Current production consists of 144 MMcf/d of natural gas and 3,300 bbls/d of crude oil and natural gas liquids, based on field estimates and including three of the four high rate Rock Creek wells discussed above. The Rock Creek horizontal wells are expected to follow the typical production profile of tight gas wells in the area with high decline rates during the initial year of production. We currently expect December production to average in the range of 27,000 boe/d and 28,000 boe/d and production for the fourth quarter to average in the range of 26,500 boe/d to
27,000 boe/d.

           MANAGEMENT'S DISCUSSION AND ANALYSIS

           Management's Discussion and Analysis ("MD&A") is intended to provide both an historical and prospective view of our activities. The MD&A was prepared as at November 7, 2008 and should be read in conjunction with the interim unaudited consolidated financial statements for the nine months ended
September 30, 2008 and the audited consolidated financial statements for the year ended December 31, 2007, available in printed form on request and posted on Compton's website.

           Forward Looking Statements

           Certain information regarding the Company contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to
"reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.
           The forward-looking statements contained herein are made as of the date of this MD&A solely for the purpose of generally disclosing Compton's views of its prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The
Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

           Non-GAAP Financial Measures

           Included in the MD&A and elsewhere in this report are references to terms used in the oil and gas industry such as funds flow from operations, funds flow per share, adjusted operational earnings, adjusted EBITDA, field netback, and enterprise value. These terms are not defined by GAAP in Canada and consequently are referred to as non-GAAP measures. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies.
           Funds flow from operations should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Company's performance or liquidity. Funds flow from operations is used by Compton to evaluate operating results and the Company's ability to generate cash to fund capital expenditures and repay debt.
           Adjusted operational earnings represents net earnings excluding certain items that are largely non-operational in nature and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP. Adjusted operational earnings is used by the
Company to facilitate comparability of earnings between periods.
           Adjusted EBITDA is a non-GAAP measure defined as net earnings, net of interest and finance charges, income taxes, depletion, depreciation and amortization, accretion of asset retirement obligations, and any foreign exchange gains or losses.
           Field netback equals the total petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a $/boe basis. Field netback is a non-GAAP measure that management uses to analyze operating performance. Field netback does not have a standardized meaning as prescribed by Canadian GAAP and, therefore, it may not be directly comparable to similar measures presented by other issuers.
           Enterprise value is the sum of market capitalization and total indebtedness.

           Use of BOE Equivalents

           The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. Compton has used the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boe does not represent a value equivalency at the plant gate where Compton sells its production volumes and therefore may be a misleading measure if used in isolation.

           <<
           SUMMARY

           -  Four 5 mmcf/d plus wells at Niton, drilling success in all areas -
              100% success rate.
           -  Average production of 26,006 boe/d.
           -  Divestment of non-core assets for net proceeds of $204 million.
           -  Debt reduction of $212 million from June 30, 2008.
           -  Funds flow from operations of $87 million, $233 million for the nine months.
           -  Net earnings of $60 million.

           RESULTS OF OPERATIONS

           Funds flow from operations, Adjusted operational earnings, and Net earnings
           -------------------------------------------------------------------------
                                  Three Months Ended          Nine Months Ended
           ($000s, except per          Sept. 30                    Sept. 30
            share amounts)      2008       2007   Change    2008       2007   Change
           -------------------------------------------------------------------------
           Funds flow from
            operations(1)    $  86,675  $  33,133  162%  $ 232,648  $ 150,498   55%
           Per share
             - basic         $    0.67  $    0.26  158%  $    1.79  $    1.17   53%
             - diluted       $    0.66  $    0.25  164%  $    1.75  $    1.13   55%
           Adjusted
            operational
            earnings(2)      $  40,521  $    (813)       $  81,856  $  30,658
           Net earnings      $  59,882  $  19,782  203%  $  52,940  $  78,808  -33%
           Per share
             - basic         $    0.46  $    0.15  207%  $    0.41  $    0.61  -33%
             - diluted       $    0.46  $    0.15  207%  $    0.40  $    0.59  -32%
           Field netback(3)  $   34.32  $   20.51   67%  $   35.24  $   25.38   39%
           -------------------------------------------------------------------------
           (1) Funds flow from operations represents net income before depletion and depreciation, future income taxes, and other non-cash expenses.
           (2) Adjusted operational earnings is a non-GAAP measure that adjusts net earnings by non-operating items that reduce the comparability of our underlying financial performance between periods. These non-operating items, that are primarily of a non-cash nature, have been excluded in determining adjusted operational earnings. The reconciliation given in this MD&A has been prepared to provide investors with information that is more comparable between periods.
           (3) Field netback equals the total petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a $/boe basis. Field netback is a non-GAAP measure that management uses to analyze operating performance. Field netback does not have a standardized meaning as prescribed by Canadian GAAP and, therefore, it may not be directly comparable to similar measures presented by other issuers.

           The following schedule sets out the determination of funds flow from operations and reconciles funds flow from operations to cash flow from operating activities:

           -------------------------------------------------------------------------
                                           Three Months Ended    Nine Months Ended
                                                Sept. 30             Sept. 30
           -------------------------------------------------------------------------
                                              2008       2007       2008       2007
           -------------------------------------------------------------------------

           Operating activities
           Net earnings                  $  59,882  $  19,782  $  52,940  $  78,808
             Amortization and other         (1,616)     1,098       (779)     3,024
             Depletion and depreciation     34,006     33,168    115,354    107,032
             Accretion of asset
              retirement obligations           748        686      2,385      1,949
             Unrealized foreign exchange
              (gain) loss                   19,173    (30,195)    32,899    (76,050)
             Future income taxes            24,489      2,608     26,211      5,837
             Unrealized risk management
              (gain) loss                  (52,422)     4,846     (4,667)    22,257
             Stock-based compensation        1,775      2,151      5,901      6,780
             Asset retirement
              expenditures                    (439)    (2,146)    (1,969)    (3,863)
             Non-controlling interest        1,079      1,135      4,373      4,724
           -------------------------------------------------------------------------
           Funds flow from operations    $  86,675  $  33,133  $ 232,648  $ 150,498
             Change in non-cash working
              capital                       33,828    (12,510)    24,220    (14,165)
           -------------------------------------------------------------------------
           Cash flow from operating
            activities                   $ 120,503  $  20,623  $ 256,868  $ 136,333
           -------------------------------------------------------------------------
           >>

           Funds flow from operations for the third quarter of 2008 grew by 162%
year over year to approximately $87 million. This growth is attributable to higher commodity prices combined with a $21 million realized risk management gain. For the nine months ended 2008, funds flow from operations increased by
55% year over year to approximately $233 million primarily as a result of higher commodity prices.

           NET EARNINGS

           Net earnings for the three months ended September 30, 2008 was approximately $60 million, an increase of 203% over the comparable period in
2007. In addition to higher commodity prices, net earnings for the quarter benefited from a risk management gain of $73.6 million ($48.6 million after taxes), of which $21.1 million was realized. The gain recognized in the third quarter more than offsets the risk management loss of $60.4 million recognized in the second quarter of 2008. For the nine months ended September 30, 2008, earnings fell by 33% when compared to the first nine months of 2007 primarily a result of fluctuations in the Canadian/US exchange rate. We recorded an exchange gain of $75.3 million for the nine months ended September 30, 2007 as compared to an exchange loss of $31 million for the same period in 2008.
           Period over period net earnings continue to fluctuate significantly reflecting the volatility in exchange rates, commodity prices, and changes in income tax rates that effect future income taxes. The impact of this volatility is summarized in the determination of Adjusted Operational Earnings below.

           Adjusted Operational earnings

           Adjusted operational earnings is a non-GAAP measure that adjusts net earnings by non-operating items that reduce the comparability of our underlying financial performance between periods. These non-operating items, that are primarily of a non-cash nature, have been excluded in determining adjusted operational earnings. The following reconciliation has been prepared to provide investors with information that is more comparable between periods.

           <<
           Summary of adjusted operational earnings(1)(3)
           -------------------------------------------------------------------------
                                             Three Months           Nine Months
           ($000s, except per               Ended Sept. 30        Ended Sept. 30
            share amounts)                    2008       2007       2008       2007
           -------------------------------------------------------------------------
           Net earnings, as reported     $  59,882  $  19,782  $  52,940  $  78,808
           Non-operational items,
            after tax
             Unrealized foreign exchange
              (gain) loss                   16,346    (25,346)    28,046    (63,836)
             Unrealized risk management
              loss (gain)                  (36,958)     3,291     (3,290)    15,109
             Stock-based compensation(2)     1,251      1,460      4,160      4,602
             Effect of tax rate changes
              on future income tax
              liabilities                        -          -          -     (4,025)
           -------------------------------------------------------------------------
           Adjusted operational earnings $  40,521  $    (813) $  81,856  $  30,658
           Per share
             - basic                     $    0.31  $   (0.01) $    0.63  $    0.24
             - diluted                   $    0.31  $   (0.01) $    0.62  $    0.23
           -------------------------------------------------------------------------
           (1) Adjusted operational earnings was referred to as adjusted net earnings from operations or operating earnings in prior filings.
           (2) Excludes compensation costs related to the Restricted Share Unit
               Plan.
           (3) Prior periods have been revised to conform with current period presentation.

           The non-GAAP measure adjusted operational earnings should not be considered an alternative to or more meaningful than net earnings determined in accordance with GAAP.

           Revenue

           -------------------------------------------------------------------------
                                  Three Months Ended          Nine Months Ended
                                       Sept. 30                    Sept. 30
                                2008       2007   Change    2008       2007   Change
           -------------------------------------------------------------------------
           Average production
             Natural gas
              (mmcf/d)             130        135   -4%        150        138    9%
             Liquids (light
              oil & ngls)
              (bbls/d)           4,323      7,954  -46%      4,989      7,958  -37%
             Total (boe/d)      26,006     30,440  -15%     29,931     30,881   -3%

           Benchmark prices
             AECO ($/GJ)
               Monthly index $    9.22  $    5.32   73%  $    8.54  $    6.43   33%
               Daily index   $    7.73  $    5.16   50%  $    8.59  $    6.52   32%
             WTI (U.S.$/bbl) $  117.98  $   75.38   57%  $  113.27  $   66.18   71%
             Edmonton Par
              ($/bbl)        $  121.79  $   79.59   53%  $  115.09  $   72.87   58%

           Realized prices
             Natural gas
              ($/mcf)        $    8.75  $    5.23   67%  $    8.50  $    6.47   31%
             Liquids
              ($/bbl)(1)     $  124.05  $   61.91  100%  $  109.22  $   59.15   85%
             Total ($/boe)   $   64.08  $   38.56   66%  $   61.28  $   44.48   38%

           Revenue ($000s)
             Natural gas     $ 104,730  $  64,891   61%  $ 348,542  $ 243,082   43%
             Crude oil
              and ngls          48,592     43,089   13%    154,009    131,946   17%
           -------------------------------------------------------------------------
             Total           $ 153,322  $ 107,980   42%  $ 502,551  $ 375,028   34%
           -------------------------------------------------------------------------
           (1) Includes sulphur.
           >>

           During the third quarter of 2008, we sold four non-core assets.
Production associated with these assets was approximately 4,100 boe/d comprised of 15 MMcf/d of natural gas and 1,600 bbls/d of crude oil and liquids. This, combined with high initial production decline rates typical of tight gas wells, resulted in production for the three and nine months ended
September 30, 2008 to fall by 15% and 3% respectively. During the past 12 months, we have sold the majority of our predominantly oil weighted, non-core properties. These sales represented approximately 8,100 boe/d of production, and gross proceeds received were approximately $488 million. As a result of these sales, Compton's activities are now focused entirely in central Alberta and the Rock Creek/Ellerslie play at Niton/Caroline and in southern Alberta, including the Basal Quartz play at Hooker, the Plains Belly River play, and the thrusted Belly River play in the Foothills.
           Total revenue for the third quarter of 2008 of $153 million was approximately 42% higher than in the third quarter of 2007 as a result of higher commodity prices that more than offset lower production volumes.
           We market our natural gas through a combination of daily and monthly indexed contracts and aggregator contracts. Approximately 9.5% of our natural sales volumes remain committed to aggregator contracts, which realized a price during the current quarter that was, on average, $1.17/mcf less than prices received on non-aggregator volumes.

           <<
           Royalties

           -------------------------------------------------------------------------
                                             Three Months           Nine Months
                                            Ended Sept. 30        Ended Sept. 30
                                              2008       2007       2008       2007
           -------------------------------------------------------------------------
           Royalties ($000s)             $  31,694  $  24,108  $ 102,868  $  76,061
           Percentage of revenues            20.7%      22.3%      20.5%      20.3%
           -------------------------------------------------------------------------

           The Alberta royalty structure is based upon commodity prices and well productivity, with higher prices and well productivity attracting higher royalty rates. Overall royalty rates, as a percentage of revenues, have remained relatively consistent between the comparable periods.

           Operating Expenses

           -------------------------------------------------------------------------
                                             Three Months           Nine Months
                                            Ended Sept. 30        Ended Sept. 30
                                              2008       2007       2008       2007
           -------------------------------------------------------------------------
           Operating expenses ($000s)    $  27,447  $  24,425  $  84,735  $  73,929
           Operating expenses per boe
            ($/boe)                      $   11.47  $    8.72  $   10.33  $    8.77
           -------------------------------------------------------------------------

           Operating expenses for the three and nine months ended September 30, 2008 were higher than the comparable 2007 figures due to higher costs associated with accelerated activity throughout the oil and gas industry. Additional costs associated with our recent property dispositions and increased property taxes that came due during the quarter also impacted third quarter operating costs.

           Transportation Expenses

           -------------------------------------------------------------------------
                                             Three Months           Nine Months
                                            Ended Sept. 30        Ended Sept. 30
                                              2008       2007       2008       2007
           -------------------------------------------------------------------------
           Transportation expenses
            ($000s)                      $   2,133  $   4,227  $   6,960  $  10,961
           Transportation expenses per
            boe ($/boe)                  $    0.89  $    1.51  $    0.85  $    1.30
           -------------------------------------------------------------------------

           Transportation expenses for the three and nine months ended September 30,
2008 were significantly lower than for the comparable periods in 2007 due to reduced trucking charges associated with lower oil production.

           General and Administrative Expenses

           -------------------------------------------------------------------------
                                             Three Months           Nine Months
                                            Ended Sept. 30        Ended Sept. 30
           ($000s, except where noted)        2008       2007       2008       2007
           -------------------------------------------------------------------------
           General and administrative
            expenses                     $  10,875  $  11,298  $  32,967  $  32,104
           Capitalized general and
            administrative expenses         (1,949)    (1,520)    (6,519)    (5,126)
           Operator recoveries                (665)      (676)    (1,949)    (2,244)
           -------------------------------------------------------------------------
           Total general and
            administrative expenses      $   8,261  $   9,102  $  24,499  $  24,734

           General and administrative
            expenses per boe ($/boe)     $    3.45  $    3.25  $    2.99  $    2.93
           -------------------------------------------------------------------------

           Total general and administrative costs have remained relatively consistent over the reporting periods although, on a boe basis, third quarter 2008 costs increased as a result of lower production.

           Strategic Review Expenses

           -------------------------------------------------------------------------
                                           Three Months Ended     Nine Months Ended
                                               Sept. 30, 2008        Sept. 30, 2008
           -------------------------------------------------------------------------
           Strategic review costs ($000s)           $   2,669             $   8,903
           Strategic review costs per boe ($/boe)   $    1.12             $    1.09
           -------------------------------------------------------------------------
           >>

           In the third quarter of 2008, we incurred approximately $2.7 million in expenses associated with the strategic review and corporate sale process.
Costs to date have totaled $8.9 million. We estimate direct costs associated with and resulting from the review and sale process could total approximately
$25 million and include, among others, consulting and advisory fees, legal fees, and costs relating to employee retention. Costs are recognized when incurred. The balance of the costs are expected to be recognized during the fourth quarter of 2008.

           <<
           Interest and Finance Charges

           -------------------------------------------------------------------------
                                             Three Months           Nine Months
                                            Ended Sept. 30        Ended Sept. 30
           ($000s, except where noted)        2008       2007       2008       2007
           -------------------------------------------------------------------------
           Interest on bank debt, net    $   4,992  $   6,891  $  17,415  $  17,643
           Interest on senior notes          9,334      9,328     27,355     29,571
           -------------------------------------------------------------------------
           Interest charges              $  14,326  $  16,219  $  44,770  $  47,214
           Finance charges                     676      1,258      1,679      1,785
           -------------------------------------------------------------------------
           Total interest and finance
            charges                      $  15,002  $  17,477  $  46,449  $  48,999

           Total interest and finance
            charges per boe ($/boe)      $    6.27  $    6.24  $    5.66  $    5.81
           -------------------------------------------------------------------------

           Total interest and finance charges were lower during the third quarter of
2008 and for the nine months ended September 30, 2008 due to reduced borrowings and lower interest rates on our revolving credit facility.

           Weighted Average Debt

           -------------------------------------------------------------------------
                                             Three Months           Nine Months
                                            Ended Sept. 30        Ended Sept. 30
           ($000s, except where noted)        2008       2007       2008       2007
           -------------------------------------------------------------------------
           Bank debt                     $ 388,874  $ 412,174  $ 427,231  $ 460,070
           Effective interest rate           5.14%      6.60%      5.43%      6.57%
           Senior unsecured notes
            (US$450,000)                 $ 460,474  $ 454,280  $ 446,822  $ 479,139
           Effective interest rate           8.11%      8.21%      8.16%      8.23%
           -------------------------------------------------------------------------

           Depletion and Depreciation

           -------------------------------------------------------------------------
                                             Three Months           Nine Months
                                            Ended Sept. 30        Ended Sept. 30
                                              2008       2007       2008       2007
           -------------------------------------------------------------------------
           Depletion and depreciation
            ($000s)                      $  34,006  $  33,168  $ 115,354  $ 107,032
           Depletion and depreciation
            per boe ($/boe)              $   14.21  $   11.84  $   14.07  $   12.70
           -------------------------------------------------------------------------
           >>

           Stronger commodity prices have accelerated capital programs and competition throughout the oil and gas industry, raising the demand for and costs of goods and services. This increase is reflected in increased finding, development and on-stream costs which in turn have resulted in an increase in depletion and depreciation rates in comparison to prior comparative periods.

           Income Taxes

           Income taxes are recorded using the liability method of accounting.
Future income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability. The classification of future income taxes between current and non-current is based upon the classification of the liabilities and assets to which the future income tax amounts relate. The classification of a future income tax amount as current does not imply a cash settlement of the amount within the following twelve month period.

           <<
           Capital Expenditures

           -------------------------------------------------------------------------
           Nine Months Ended Sept. 30
            ($000s)                          2008%        2007%
           -------------------------------------------------------------------------
           Land and seismic              $  16,089        6    $  37,133       14
           Drilling and completions        186,007       69      155,482       58
           Production facilities            68,234       25       76,826       28
           -------------------------------------------------------------------------
           Sub-total, before under noted $ 270,330      100    $ 269,441      100
           Net property acquisitions
            (dispositions)                (192,671)             (205,610)
           -------------------------------------------------------------------------
           Sub-total                     $  77,659             $  63,831
           MPP                                 156                 4,271
           -------------------------------------------------------------------------
           Total capital expenditures    $  77,815             $  68,102
           -------------------------------------------------------------------------
           >>

           In the first nine months of 2008 and prior to any acquisition and divestiture activity, capital expenditures totalled approximately $270 million, virtually the same as the $269 million of capital expenditure incurred in 2007. We drilled 234 (181 net) wells during the first nine months of 2008 as compared to 214 (177.7 net) wells in the same period of 2007.
Drilling and completion costs during 2008 increased $30.5 million as compared to 2007. On a per well basis, drilling and completion costs in 2008 were
$1,028,000 per well as compared to $875,000 per well in 2007, reflecting the proportionate increase in higher cost horizontal wells drilled in 2008 as compared to 2007. Land, seismic, and facility expenditures were approximately
$29.6 million less in the first nine months of 2008 as compared to 2007. The decrease reflects our previous investments in these areas to the benefit of the current year.
           During the third quarter of 2008, we closed the sale of four non-core asset divestitures for total net proceeds of approximately $204 million.
Proceeds from the sale of these properties were used to reduce funds drawn on the bank credit facility and as at September 30, 2008, $260 million remains undrawn and available to the Company.

           Risk Management

           Our financial results are impacted by external market risks associated with fluctuations in commodity prices, interest rates, and the Canadian/U.S.
currency exchange rate. We use various financial instruments for non-trading purposes to manage and partially mitigate our exposure to these risks.
           Financial instruments used to manage risk are subject to periodic settlements throughout the term of the instruments. Such settlements may result in a gain or loss which is recognized as a risk management gain or loss at the time of settlement. The mark-to-market value of an instrument outstanding at the end of a reporting period reflects the value of the instrument based upon market conditions existing as of that date. Any change in value from that determined at the end of the prior period is recognized as an unrealized risk management gain or loss.
           Risk management gains and losses recognized in the quarter are summarized in the following table.

           <<
           Risk Management (Gains) Losses
           -------------------------------------------------------------------------
                                             Three Months           Nine Months
                                            Ended Sept. 30        Ended Sept. 30
           ($000s)                            2008       2007       2008       2007
           -------------------------------------------------------------------------
           Commodity contracts
             Realized                    $   9,939  $  (5,701) $  19,032  $ (17,484)
             Unrealized                    (71,619)     4,296     (8,614)    17,749
           Cross currency interest
            rate swap
             Realized                            -          -          -      2,899
             Unrealized                          -        436          -      4,394
           Foreign currency contracts
             Realized                      (31,080)         -    (27,360)       173
             Unrealized                     19,197        114      3,947        114
           -------------------------------------------------------------------------
           Total risk management         $ (73,563) $    (855) $ (12,995) $   7,845
           -------------------------------------------------------------------------

           Realized                      $ (21,141) $  (5,701) $  (8,328) $ (14,412)
           Unrealized                      (52,422)     4,846     (4,667)    22,257
           -------------------------------------------------------------------------
           Total risk management         $ (73,563) $    (855) $ (12,995) $   7,845
           -------------------------------------------------------------------------

           Outstanding Commodity Contracts

           Approximately 28% of current production is hedged for the balance of 2008.
The following table outlines commodity hedge contracts that were in place during the third quarter of 2008 and/or are currently in place.

           -------------------------------------------------------------------------
           Commodity             Term              Amount     Average Price   Index
           -------------------------------------------------------------------------
           Natural gas

             Collars    April 2008 - Oct. 2008   70,000 GJ/d  $7.14 - $8.51/GJ AECO
             Fixed      April 2008 - Oct. 2008   20,000 GJ/d      $7.48/GJ     AECO
             Collars    Nov. 2008 - March 2009   30,000 GJ/d  $8.00 - $9.53/GJ AECO
             Fixed      Nov. 2008 - March 2009   10,000 GJ/d      $8.10/GJ     AECO

           Crude oil

             Fixed      March 2008 - Dec. 2008  1,000 bbls/d   U.S.$93.00/bbl   WTI
           -------------------------------------------------------------------------

           Foreign Exchange Contracts

           In late 2007, we entered into a number of forward foreign exchange contracts relating to our US dollar denominated senior notes. During the quarter, and in contemplation of a corporate transaction, we sold these contracts, realizing a gain of $31.1 million included in risk management gains and losses.

           LIQUIDITY AND CAPITAL RESOURCES

           -------------------------------------------------------------------------
                                                                 As at      As at
                                                                Sept 30,   Dec. 31,
           ($000s, except where noted)                            2008       2007
           -------------------------------------------------------------------------
           Senior term notes                                   $ 476,955  $ 444,645
           Associated unrealized risk management (gain)                -    (14,146)
           -------------------------------------------------------------------------
                                                               $ 476,955  $ 430,499
           Bank debt                                             240,000    400,000
           -------------------------------------------------------------------------
           Long term debt                                      $ 716,955  $ 830,499
           Adjusted working capital deficiency(1)                 45,300     39,215
           -------------------------------------------------------------------------
           Total debt                                          $ 762,255  $ 869,714
           Shareholders' equity                                $ 933,448  $ 869,956
           Total debt to adjusted EBITDA(2)                         2.2x       3.6x
           Total debt to total capitalization                        45%        50%
           Total debt to enterprise value(3)                         50%        41%
           -------------------------------------------------------------------------
           (1) Adjusted working capital deficiency excludes risk management items and related future income taxes, that are subject to market volatility and may or may not be realized within a year.
           (2) Adjusted EBITDA is a non-GAAP measure determined as outlined below.

               ---------------------------------------------------------------------
               12 months ended             September 30, 2008     December 31, 2007
               ---------------------------------------------------------------------
               Net earnings                         $ 103,398             $ 129,266
               Add (deduct)
                 Interest and finance charges          60,943                63,493
                 Income taxes                          (6,038)              (26,435)
                 Depletion, depreciation and
                  amortization                        159,733               151,411
                 Accretion of asset retirement
                  obligations                           3,154                 2,718
                 Foreign exchange (gain) loss          27,206               (78,717)
               ---------------------------------------------------------------------
               Adjusted EBITDA                      $ 348,396             $ 241,736
               ---------------------------------------------------------------------
           (3) Enterprise value is the sum of market capitalization and total indebtedness.
           >>

           Our senior term notes are payable in US dollars and are translated into
Canadian dollars at the then prevailing exchange rate. Any change from the prior period is recognized as an unrealized exchange gain or loss and decreases or increases the carrying value of the notes. The carrying value of the notes increased $32.3 million from December 31, 2007 as a result of the unrealized loss on translation at September 30, 2008. The senior notes are due on December 1, 2013.
           Our bank debt is an extendable, revolving, syndicated credit facility in the authorized amount of $500 million. The facility was renewed on July 2,
2008 under substantially identical terms and conditions except that certain syndicate members, representing $90 million of the authorized amount of $500 million, elected not to extend their participation beyond July 2, 2009. The borrowing base upon which the facility was renewed gave full recognition to the recent property sales that closed during the third quarter of 2008. The next scheduled annual review of the facility is due mid-2009; if not extended at that time, amounts then outstanding are due July 2, 2010. During the third quarter of 2008, we reduced the amount drawn on the facility from $470 million at June 30, 2008 to $240 million.
           At September 30, 2008, we are in full compliance with all covenants relating to our the senior notes and our syndicated credit facility. We foresee no difficulty in continuing to comply with these covenants.
           Note 5 to the financial statements discusses our capital structure and certain non-GAAP measures utilized in managing our capital structure. We target a total debt to capitalization ratio of between 40% and 50%, and a total debt to adjusted EBITDA ratio between 2.5 to 1 and 3.0 to 1. At
September 30, 2008 we had met or exceeded these targets.
           We market our sales volumes to a number of substantial petroleum purchasers. We regularly monitor their credit worthiness and also limit the amount of exposure to any one purchaser. As a result of our procedures and policies we have not experienced any delays or losses on the sale of production.
           We have entered into a number of commodity hedge contracts as outlined in the risk management section of this MD&A. The counterparties to these contracts are all members of our banking syndicate and any third party risk in relation to these contracts is minimal.
           Our corporate debt is structured to provide us with financial flexibility and coincide with the long-life nature of our asset base. As at September 30,
2008, we have $260 million unused on our line of credit. Procedures and policies are in place that significantly reduce third party and counter party credit risk.
           We believe internally generated funds from operations will be sufficient to fund our planned capital programs and we have the ability to modify these programs as circumstances warrant.

           OUTLOOK

           On October 30, 2008, Compton advised that the previously announced corporate sale process had been terminated and that Compton will continue to focus on operating as an independent exploration and production company.
           The immediate focus of the Company's capital expenditure program will be on completion and tie-in activities to bring reserves on production. The drilling program will continue to concentrate on higher impact opportunities and capital expenditures will be consistent with available funds flow from operations. The major variable in determining such available funds will be natural gas prices. Given the enormous upheaval in financial and commodity markets since mid-September combined with the unpredictability of winter weather, forecasting such prices is very challenging. Compton's Board of
Directors and Management will remain vigilant in the coming months in monitoring natural gas prices and adjusting capital expenditure programs to remain within available funds flow from operations. We are currently developing and expect to finalize our 2009 capital expenditures and operating plans by mid-December, at which time we will provide more detailed guidance for 2009.

           Changes in Internal Control over Financial Reporting

           There were no changes during the quarter ended September 30, 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

           <<
           QUARTERLY INFORMATION

           The following table sets forth certain quarterly financial information of the Company for the eight most recent quarters.

           -------------------------------------------------------------------------
                                                        2008                  2007
           -------------------------------------------------------------------------
                                              Q3         Q2         Q1         Q4
           -------------------------------------------------------------------------
           Total revenue (millions)      $     153  $     187  $     162  $     126

           Funds flow from operations
            (millions)                   $      87  $      77  $      69  $      46
           Per share - basic             $    0.67  $    0.59  $    0.54  $    0.35
                     - diluted           $    0.66  $    0.58  $    0.52  $    0.35

           Net earnings (millions)       $      60  $      (9) $       2  $      50
           Per share - basic             $    0.46  $   (0.07) $    0.01  $    0.39
                     - diluted           $    0.46  $   (0.07) $    0.01  $    0.38

           Adjusted net earnings from
            operations (millions)(1)     $      40  $      22  $      19  $       8
           -------------------------------------------------------------------------

           -------------------------------------------------------------------------
                                                        2007                  2006
           -------------------------------------------------------------------------
                                              Q3         Q2         Q1         Q4
           -------------------------------------------------------------------------
           Total revenue (millions)      $     108  $     126  $     141  $     130

           Funds flow from operations
            (millions)                   $      33  $      49  $      69  $      55
           Per share - basic             $    0.26  $    0.38  $    0.53  $    0.43
                     - diluted           $    0.25  $    0.36  $    0.52  $    0.42

           Net earnings (millions)       $      20  $      45  $      14  $     (10)
           Per share - basic             $    0.15  $    0.35  $    0.11  $   (0.08)
                     - diluted           $    0.15  $    0.34  $    0.10  $   (0.08)

           Adjusted net earnings from
            operations (millions)(1)     $      (1) $       9  $      22  $      19
           -------------------------------------------------------------------------
           (1) Prior periods have been revised to conform with current period presentation.
           >>

           Third quarter 2008 revenue fell by 18% when compared to the second quarter of 2008 due to reduced production resulting from minor, non-core asset sales that closed in August 2008. Third quarter 2008 funds flow from operations grew by 13% when compared to the second quarter of 2008 as a result of a $21 million realized risk management gain. Net earnings for the third quarter of 2008 grew significantly year over year and when compared to the second quarter of 2008 due to realized risk management gains. In the second quarter of 2008, revenue and funds flow from operations increased by 15% and
12%, respectively, due to increased quarter over quarter natural gas production and strengthening commodity prices. Risk management losses significantly affected net earnings for the second quarter and for the six months ended June 30, 2008 and largely resulted in the Company reporting a loss for the quarter and the six month period. In the first quarter of 2008, revenue and funds flow from operations increased from the fourth quarter of
2007 due to increased production and higher commodity prices.
           Revenue and funds flow from operations for the third quarter of 2007 decreased relative to the second quarter of 2007 due to lower natural gas prices. Production grew by five percent on a quarter over quarter basis. In the second quarter of 2007, revenue declined slightly due to reduced production. Net earnings, however, increased compared to the first quarter of
2007, largely due to an unrealized foreign exchange gain. In the first quarter of 2007, revenue and funds flow from operations increased from the fourth quarter of 2006 due primarily to higher commodity prices. On a quarter over quarter basis, net earnings increased significantly as fourth quarter of 2006 net earnings were negatively impacted by the reversal of unrealized foreign exchange gains recorded in prior quarters as a result of the weakening
Canadian dollar relative to the U.S. dollar.

           Compton is an independent, public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in Western Canada. Compton also controls and manages the operations of the Mazeppa Processing Partnership ("MPP"), which owns significant midstream assets critical to the Company's activities in Southern
Alberta. The accounts of MPP are consolidated in the Company's financial statements.

           <<
           -------------------------------------------------------------------------
           Compton Petroleum Corporation
           Consolidated Balance Sheets
           (thousands of dollars)
           -------------------------------------------------------------------------

                                                         September 30,  December 31,
                                                                 2008          2007
                                                         ------------- -------------
                                                           (unaudited)
           Assets

           Current
             Cash                                         $     5,901   $     8,665
             Accounts receivable                               77,538        83,144
             Risk management gain (Note 13b)                   10,405         1,835
             Other current assets                              19,092        19,772
             Future income taxes                                    -         2,606
                                                         ------------- -------------
                                                              112,936       116,022

           Property and equipment                           2,075,206     2,116,834
           Goodwill                                             9,933         9,933
           Other assets                                           346           291
           Risk management gain (Note 13b)                          -        14,320
                                                         ------------- -------------
                                                          $ 2,198,421   $ 2,257,400
                                                         ------------- -------------
                                                         ------------- -------------

           Liabilities

           Current
             Accounts payable                             $   147,831   $   150,796
             Risk management loss (Note 13b)                        -         8,832
             Future income taxes                                2,967           542
                                                         ------------- -------------
                                                              150,798       160,170

           Long term debt (Note 3)                            704,685       832,188
           Asset retirement obligations (Note 7)               34,994        36,696
           Risk management loss (Note 13b)                          -         1,585
           Future income taxes                                313,691       293,494
           Non-controlling interest (Note 8)                   60,805        63,311
                                                         ------------- -------------
                                                            1,264,973     1,387,444
                                                         ------------- -------------

           Shareholders' equity

           Capital stock (Note 4)                             245,974       235,871
           Contributed surplus (Note 9a)                       27,038        24,233
           Retained earnings                                  660,436       609,852
                                                         ------------- -------------
                                                              933,448       869,956
                                                         ------------- -------------
                                                          $ 2,198,421   $ 2,257,400
                                                         ------------- -------------
                                                         ------------- -------------

           See accompanying notes to the consolidated financial statements

           -------------------------------------------------------------------------
           Compton Petroleum Corporation
           Consolidated Statements of Earnings and Other Comprehensive Income
           (unaudited) (thousands of dollars, except per share amounts)
           -------------------------------------------------------------------------
                                         Three months ended       Nine months ended
                                            September 30,           September 30,
                                     ----------------------- -----------------------
                                           2008        2007        2008        2007
                                     ----------- ----------- ----------- -----------
           Revenue
             Oil and natural gas
              revenues               $  153,322  $  107,980  $  502,551  $  375,028
             Royalties                  (31,694)    (24,108)   (102,868)    (76,061)
                                     ----------- ----------- ----------- -----------
                                        121,628      83,872     399,683     298,967
                                     ----------- ----------- ----------- -----------
           Expenses
             Operating                   27,447      24,425      84,735      73,929
             Transportation               2,133       4,227       6,960      10,961
             General and
              administrative              8,261       9,102      24,499      24,734
             Stock-based compensation     2,555       2,150       9,172       9,398
             Strategic review
              (Note 16)                   2,669           -       8,903           -
             Interest and finance
              charges (Note 10)          15,002      17,477      46,449      48,999
             Foreign exchange (gain)
              loss (Note 14)             16,907     (30,044)     30,666     (75,257)
             Risk management (gain)
              loss (Note 13c)           (73,563)       (855)    (12,995)      7,845
             Depletion and
              depreciation               34,006      33,168     115,354     107,032
             Accretion of asset
              retirement obligations        748         686       2,385       1,949
                                     ----------- ----------- ----------- -----------
                                         36,165      60,336     316,128     209,590
                                     ----------- ----------- ----------- -----------
           Earnings before taxes and
            non-controlling interest     85,463      23,536      83,555      89,377
                                     ----------- ----------- ----------- -----------
           Income taxes (Note 12)
             Current                         13          11          31           8
             Future                      24,489       2,608      26,211       5,837
                                     ----------- ----------- ----------- -----------
                                         24,502       2,619      26,242       5,845
                                     ----------- ----------- ----------- -----------

           Earnings before
            non-controlling interest     60,961      20,917      57,313      83,532
           Non-controlling interest       1,079       1,135       4,373       4,724
                                     ----------- ----------- ----------- -----------

           Net earnings                  59,882      19,782      52,940      78,808
           Other comprehensive income         -           -           -           -
                                     ----------- ----------- ----------- -----------

           Comprehensive income      $   59,882  $   19,782  $   52,940  $   78,808
                                     ----------- ----------- ----------- -----------
                                     ----------- ----------- ----------- -----------

           Net earnings per share
            (Note 11)
             Basic                   $     0.46  $     0.15  $     0.41  $     0.61
                                     ----------- ----------- ----------- -----------
                                     ----------- ----------- ----------- -----------

             Diluted                 $     0.46  $     0.15  $     0.40  $     0.59
                                     ----------- ----------- ----------- -----------
                                     ----------- ----------- ----------- -----------

           -------------------------------------------------------------------------
           Compton Petroleum Corporation
           Consolidated Statements of Retained Earnings
           (unaudited) (thousands of dollars)
           -------------------------------------------------------------------------
                                         Three months ended       Nine months ended
                                            September 30,           September 30,
                                     ----------------------- -----------------------
                                           2008        2007        2008        2007
                                     ----------- ----------- ----------- -----------

           Retained earnings,
            beginning of period      $  602,217  $  541,082  $  609,852  $  483,838
           Net earnings                  59,882      19,782      52,940      78,808
           Premium on redemption of
            shares (Note 4)              (1,663)       (400)     (2,356)     (2,182)
                                     ----------- ----------- ----------- -----------

           Retained earnings,
            end of period            $  660,436  $  560,464  $  660,436  $  560,464
                                     ----------- ----------- ----------- -----------
                                     ----------- ----------- ----------- -----------

           See accompanying notes to the consolidated financial statements.

           -------------------------------------------------------------------------
           Compton Petroleum Corporation
           Consolidated Statements of Cash Flow
           (unaudited) (thousands of dollars)
           -------------------------------------------------------------------------
                                         Three months ended       Nine months ended
                                            September 30,           September 30,
                                     ----------------------- -----------------------
                                           2008        2007        2008        2007
                                     ----------- ----------- ----------- -----------
           Operating activities
           Net earnings              $   59,882  $   19,782  $   52,940  $   78,808
             Amortization and other      (1,616)      1,098        (779)      3,024
             Depletion and
              depreciation               34,006      33,168     115,354     107,032
             Accretion of asset
              retirement obligations        748         686       2,385       1,949
             Unrealized foreign
              exchange (gain) loss       19,173     (30,195)     32,899     (76,050)
             Future income taxes         24,489       2,608      26,211       5,837
             Unrealized risk
              management (gain) loss    (52,422)      4,846      (4,667)     22,257
             Stock-based compensation     1,775       2,151       5,901       6,780
             Asset retirement
              expenditures                 (439)     (2,146)     (1,969)     (3,863)
             Non-controlling interest     1,079       1,135       4,373       4,724
                                     ----------- ----------- ----------- -----------
                                         86,675      33,133     232,648     150,498
             Change in non-cash
              working capital            33,828     (12,510)     24,220     (14,165)
                                     ----------- ----------- ----------- -----------

                                        120,503      20,623     256,868     136,333
                                     ----------- ----------- ----------- -----------

           Financing activities
             Repayment of bank debt    (229,260)   (144,509)   (159,089)   (103,894)
             Proceeds from share
              issuances                     768         195       7,757       2,797
             Distributions to
              limited partner            (2,293)     (2,307)     (6,879)     (6,893)
             Redemption of common
              shares                     (2,268)       (484)     (3,105)     (2,603)
                                     ----------- ----------- ----------- -----------

                                       (233,053)   (147,105)   (161,316)   (110,593)
                                     ----------- ----------- ----------- -----------

           Investing activities
             Property and equipment
              additions                (105,573)   (113,824)   (269,498)   (269,849)
             Corporate acquisitions           -     (74,965)          -     (74,965)
             Property acquisitions            -      (7,450)    (11,673)     (8,042)
             Property dispositions      203,864     259,763     204,344     305,596
             Change in non-cash
              working capital             7,000      58,683     (21,489)     19,648
                                     ----------- ----------- ----------- -----------

                                        105,291     122,207     (98,316)    (27,612)
                                     ----------- ----------- ----------- -----------

             Change in cash              (7,259)     (4,275)     (2,764)     (1,872)

             Cash, beginning of
              period                     13,160      14,279       8,665      11,876
                                     ----------- ----------- ----------- -----------

             Cash, end of period     $    5,901  $   10,004  $    5,901  $   10,004
                                     ----------- ----------- ----------- -----------
                                     ----------- ----------- ----------- -----------

           See accompanying notes to the consolidated financial statements.

           -------------------------------------------------------------------------
           Compton Petroleum Corporation
           Notes to the Consolidated Financial Statements
           (unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated)
           September 30, 2008
           -------------------------------------------------------------------------

           1.  Basis of presentation

           Compton Petroleum Corporation (the "Company" or "Compton") explores for and produces petroleum and natural gas reserves in the Western Canada
           Sedimentary Basin.

           These consolidated financial statements include the accounts of the
           Company and its wholly owned subsidiaries. The consolidated financial statements also include the accounts of Mazeppa Processing Partnership
           (the "Partnership" or "MPP") in accordance with Accounting Guideline 15
           ("AcG-15"), Consolidation of Variable Interest Entities, as outlined in
           Note 8.

           These consolidated interim financial statements have been prepared by
           Management in accordance with accounting principles generally accepted in
           Canada. Certain information and disclosure normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2007. The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2007 except as disclosed in Note 2 below.

           All amounts are presented in Canadian dollars unless otherwise stated.

           2.  Changes in accounting policies and procedures

           On January 1, 2008, the Company adopted the Canadian Institute of
           Chartered Accountants ("CICA") Handbook Section 3031, "Inventories",
           Handbook Section 1400, "General Standards of Financial Statement
           Presentation", Handbook Section 3862, "Financial Instruments -
           Disclosures", Handbook Section 3863, "Financial Instruments -
           Presentation", and Handbook Section 1535, "Capital Disclosures".

           The adoption of these standards has had no significant impact on the
           Company's consolidated financial statements. The effects of the implementation of the new standards are discussed below.

           a)  Inventories

               The new standard replaces the previous standard and requires the consistent grouping of like assets and the application of the first-
               in-first-out or weighted average cost formula methodology. Spare parts inventory are tangible assets with a useful life that extends beyond one year and are held for re-deployment rather than re-sale.
               As such, they have been included in property and equipment and are depreciated on a per unit of production basis.

           b)  General standards of financial statement presentation

               The new standard requires assessing an entity's ability to continue as a going concern and disclosing such if any uncertainty exists.

           c)  Financial instruments disclosure and presentation

               The new standards require increased disclosure of financial instruments with particular emphasis on the risks associated with recognized and unrecognized financial instruments, how those risks are managed by the Company and are disclosed in Note 13.

           d)  Capital disclosures

               The new standard requires disclosure about the Company's objectives, policies and process for managing its capital structure as disclosed in Note 5.

           3.  Long term debt

                                                         September 30,  December 31,
                                                                 2008          2007
                                                         ------------- -------------
           Syndicated bank debt
             Prime rate                                   $    50,000   $    50,000
             Bankers' acceptance                              190,000       350,000
             Discount to maturity                                (663)       (1,574)
                                                         ------------- -------------
                                                              239,337       398,426
                                                         ------------- -------------
           Senior term notes
           US $450 million senior term notes                  476,955       444,645
             Unamortized transaction costs                    (11,607)      (10,883)
                                                         ------------- -------------
                                                              465,348       433,762
                                                         ------------- -------------

                                                          $   704,685   $   832,188
                                                         ------------- -------------
                                                         ------------- -------------

           As at September 30, 2008, the Company had arranged authorized senior credit facilities with a syndicate of banks in the amount of
           $500 million. Pursuant to the annual review by the banking syndicate, the facility was renewed under terms and conditions similar to those disclosed in the December 31, 2007 consolidated financial statements.
           Certain syndicate members representing $90 million of the facility, have elected not to extend their participation beyond the term date of the renewed facility, July 2, 2009.

           4.  Capital stock

           Issued and outstanding

                                        September 30, 2008      December 31, 2007
                                     ----------------------- -----------------------
                                      Number of               Number of
                                        shares     Amount       shares     Amount
                                     ----------- ----------- ----------- -----------
                                        (000s)                  (000s)
           Common shares outstanding,
            beginning of period         129,098  $  235,871     128,503  $  231,992
             Shares issued for
              services                       50         490           -           -
             Shares issued under
              stock option plan           1,388      10,363         993       4,603
             Shares repurchased            (399)       (750)       (398)       (724)
                                     ----------- ----------- ----------- -----------

           Common shares outstanding,
            end of period               130,137  $  245,974     129,098  $  235,871
                                     ----------- ----------- ----------- -----------
                                     ----------- ----------- ----------- -----------

           The Company maintains a normal course issuer bid program on an annual basis. Under the current program, the Company may purchase for cancellation up to 6,000,000 of its commons shares, representing approximately 5.0% of the issued and outstanding common shares at the time the bid received regulatory approval. During the nine months ended
           September 30, 2008, the Company purchased for cancellation 399,700 common shares at an average price of $7.77 per share (December 31, 2007 -
           398,300 shares at an average price of $9.98 per share) pursuant to the normal course issuer bid. The excess of the purchase price over book value has been charged to retained earnings.

           5.  Capital structure

           The Company's capital structure is comprised of shareholders' equity plus long-term debt. The Company's objectives when managing its capital structure are to:

               a) ensure the Company can meet its financial obligations,
               b) retain an appropriate level of leverage relative to the risk of
                  Compton's underlying assets, and
               c) finance internally generated growth and potential acquisitions.

           Compton manages its capital structure based on changes in economic conditions and the Company's planned capital requirements. Compton has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and by issuing new debt or equity.

           The Company monitors its capital structure and financing requirements using non-GAAP measures consisting of total net debt to capitalization and total net debt to adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA").

           Compton targets a total net debt to capitalization ratio of between 40%
           and 50% calculated as follows:

                                                         September 30,  December 31,
                                                                 2008          2007
                                                         ------------- -------------

           Senior term notes                              $   476,955   $   444,645
           Associated unrealized risk management (gain)             -       (14,146)
                                                         ------------- -------------
                                                              476,955       430,499
           Bank debt                                          240,000       400,000
                                                         ------------- -------------
           Long-term debt                                     716,955       830,499
           Adjusted working capital (surplus) deficiency(x)    45,300        39,215
                                                         ------------- -------------
           Total net debt                                     762,255       869,714
           Total shareholder's equity                         933,448       869,956
                                                         ------------- -------------

           Total capitalization                           $ 1,695,703   $ 1,739,670
                                                         ------------- -------------
                                                         ------------- -------------

           Total net debt to capitalization ratio                 45%           50%
                                                         ------------- -------------
                                                         ------------- -------------
           (x) Adjusted working capital excludes risk management items and related future income taxes

           Compton's senior term notes, denominated in US dollars, are translated into Canadian dollars at period end at the then prevailing exchange rate.
           Any change from the prior period is recognized as an unrealized foreign exchange gain or loss and decreases or increases the carrying value of the notes. At September 30, 2008 the carrying value increased by
           $32.3 million from December 31, 2007 as a result of the unrealized loss on translation. In 2007, the Company entered into foreign exchange contracts relating to the senior notes that effectively fixed the liability in Canadian dollars through to December 1, 2010. The unrealized risk management gain on these contracts was previously recognized as a reduction to the notes in determining total net debt and capitalization as calculated above. During the third quarter of 2008, the Company sold all of these contracts realizing a net gain of $31.4 million.

           The Company's total net debt to capitalization decreased to 45% at
           September 30, 2008 from 50% at December 31, 2007. During the third quarter of 2008, the Company closed several property divestments. The disposition proceeds together with the proceeds realized on the sale of the foreign exchange contracts were used to reduce bank debt.

           Compton targets a total net debt to adjusted EBITDA of 2.5 to 3.0 times.
           At September 30, 2008 total net debt to adjusted EBITDA was 2.2x
           (December 31, 2007 - 3.6x) calculated on a trailing 12 month basis as follows:

                                                         September 30,  December 31,
                                                                 2008          2007
                                                         ------------- -------------

           Total net debt                                 $   762,255   $   869,714
                                                         ------------- -------------
                                                         ------------- -------------

                                                         September 30,  December 31,
           12 months ended                                       2008          2007
                                                         ------------- -------------

           Net earnings                                   $   103,398   $   129,266
           Add (deduct)
             Interest and finance charges                      60,943        63,493
             Income taxes                                      (6,038)      (26,435)
             Depletion, depreciation and amortization         159,733       151,411
             Accretion of asset retirement obligations          3,154         2,718
             Foreign exchange (gain) loss                      27,206       (78,717)
                                                         ------------- -------------

           Adjusted EBITDA                                $   348,396   $   241,736
                                                         ------------- -------------
                                                         ------------- -------------

           Total net debt to adjusted EBITDA                     2.2x          3.6x

           Compton is subject to certain financial covenants relating to its credit facility and senior notes and at September 30, 2008 is in compliance with all such financial covenants.

           6.  Business combination

           On December 21, 2007 the Company acquired all of the issued and outstanding shares of WIN Energy Corporation. The transaction was accounted for using the purchase method and during the period ended
           March 31, 2008 the purchase price allocation was finalized. The result was a decrease to petroleum and natural gas properties of $1.0 million and an increase to the future income tax asset of $1.0 million over that reported at December 31, 2007.

           7.  Asset retirement obligations

           The following table presents a reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and gas assets:

                                                         September 30,  December 31,
                                                                 2008          2007
                                                         ------------- -------------
           Asset retirement obligations,
            beginning of period                           $    36,696   $    29,791
             Liabilities incurred                               3,349         8,719
             Liabilities settled and disposed                  (5,737)       (4,532)
             Accretion expense                                  2,385         2,718
             Revision of estimate                              (1,699)            -
                                                         ------------- -------------

           Asset retirement obligations, end of period    $    34,994   $    36,696
                                                         ------------- -------------
                                                         ------------- -------------

           8.  Non-controlling interest

           Pursuant to AcG-15, these consolidated financial statements include the assets, liabilities and operations of MPP. Equity in MPP, attributable to its partners, is recorded on consolidation as a non-controlling interest and is comprised of the following:

                                                         September 30,  December 31,
                                                                 2008          2007
                                                         ------------- -------------
           Non-controlling interest, beginning of period  $    63,311   $    66,350
             Earnings attributable to non-controlling
              interest                                          4,373         6,132
             Distributions to limited partner                  (6,879)       (9,171)
                                                         ------------- -------------

           Non-controlling interest, end of period        $    60,805   $    63,311
                                                         ------------- -------------
                                                         ------------- -------------

           MPP has guaranteed payment of certain obligations of its limited partner under a credit agreement between the limited partner and a syndicate of lenders. The maximum liability pursuant to the guarantee at September 30,
           2008 is $5.4 million. The Company has determined that its exposure to loss under these arrangements is minimal, if any.

           9.  Stock-based compensation plans

           a)  Stock option plan

               The following tables summarize the information relating to stock options:

                                        September 30, 2008       December 31, 2007
                                     ----------------------- -----------------------
                                                  Weighted                Weighted
                                                   average                 average
                                        Stock     exercise      Stock     exercise
                                       Options      price      options      price
                                     ----------- ----------- ----------- -----------
                                        (000s)                  (000s)
               Outstanding,
                beginning of period      12,084       $8.49      11,611       $7.79
                 Granted                    503       $9.76       2,074      $11.02
                 Exercised               (1,388)      $5.24        (993)      $3.47
                 Forfeited                 (336)     $12.75        (608)     $11.97
                                     ----------- ----------- ----------- -----------

               Outstanding,
                end of period            10,863       $8.83      12,084       $8.49
                                     ----------- ----------- ----------- -----------
                                     ----------- ----------- ----------- -----------

               Exercisable,
                end of period             7,454       $7.51       7,240       $6.20
                                     ----------- ----------- ----------- -----------
                                     ----------- ----------- ----------- -----------

               The range of exercise prices of stock options outstanding and exercisable at September 30, 2008 was as follows:

                                Outstanding Options            Exercisable Options
                        ----------------------------------  ------------------------
                                      Weighted
                                       average     Weighted                Weighted
           Range of       Number of   remaining     average   Number of     average
            exercise       options   contractual   exercise    options     exercise
            prices       outstanding life (years)    price   outstanding     price
           ------------  ----------- ----------- ----------- ----------- -----------
                            (000s)                              (000s)

           $1.83 - $3.99      2,277         1.9       $2.75       2,277       $2.75
           $4.00 - $6.99      1,161         3.2       $4.36       1,161       $4.36
           $7.00 - $9.99      1,785         2.1       $8.13       1,115       $7.66
           $10.00 - $11.99    2,730         2.8      $11.20       1,208      $11.09
           $12.00 - $13.99    1,596         2.0      $12.63       1,027      $12.60
           $14.00 - $18.39    1,314         2.4      $14.70         666      $14.70
                         ----------- ----------- ----------- ----------- -----------

                             10,863         2.4       $8.83       7,454       $7.51
                         ----------- ----------- ----------- ----------- -----------
                         ----------- ----------- ----------- ----------- -----------

               The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

                                         Three months ended       Nine months ended
                                            September 30,           September 30,
                                     ----------------------- -----------------------
                                           2008        2007        2008        2007
                                     ----------- ----------- ----------- -----------
               Weighted average fair
                value of  options
                granted                   $4.35       $4.14       $3.95       $4.35
               Risk-free interest rate     3.4%        4.4%        3.4%        4.1%
               Expected life (years)        5.0         5.0         5.0         5.0
               Expected volatility        38.5%       38.6%       38.4%       39.2%

               The following table presents the reconciliation of contributed surplus with respect to stock-based compensation:

                                                         September 30,  December 31,
                                                                 2008          2007
                                                         ------------- -------------
               Contributed surplus, beginning of period   $    24,233   $    16,974
               Stock-based compensation expense                 5,901         8,416
               Stock options exercised                         (3,096)       (1,157)
                                                         ------------- -------------

               Contributed surplus, end of period         $    27,038   $    24,233
                                                         ------------- -------------
                                                         ------------- -------------

           b)  Restricted share unit plan

               On March 1, 2008, the Company implemented a Restricted Share Unit
               Plan ("RSU" or "the Plan") for employees, officers and directors. The purpose of the Plan is to attract and retain personnel necessary to the successful operation of the Company and promote greater alignment of their interests to that of Compton's shareholders. Under the Plan and at the direction of the Board of Directors, RSUs may be granted to persons eligible under the Plan. Generally RSUs so granted vest over three years commencing with the first anniversary date of the grant and entitles the holder to receive a cash payment equal to the fair market value of one common share of Compton per vested RSU. As at September 30, 2008 there are 842,833 RSUs outstanding under the
               Plan. During the period ended September 30, 2008, the Board of
               Directors fixed a minimum cash payment amount of $12.00 per RSU, relating to 489,500 RSU's granted to employees excluding those granted to officers and directors of the Company.

               In accordance with CICA Handbook section 3870 the Company recognizes, as compensation costs, the change in the intrinsic value of the RSUs over the vesting period. During the nine months ending September 30,
               2008 the Company recognized, within stock-based compensation,
               $3.3 million (June 30, 2008 - $2.5 million; March 31, 2008 -
               $0.8 million) of compensation costs related to outstanding RSUs. The corresponding liability is included in accounts payable as at
               September 30, 2008. All outstanding RSUs expire in 2011.

           c)  Share appreciation rights plan

               CICA Handbook section 3870 requires recognition of compensation costs with respect to changes in the intrinsic value for the variable component of fixed share appreciation rights ("SARs"). During the periods ended September 30, 2008 and 2007, there were no significant compensation costs related to the outstanding variable component of these SARs. The liability related to the variable component of these
               SARs amounts to $1.0 million, which is included in accounts payable as at September 30, 2008 (December 31, 2007 - $1.0 million). All outstanding SARs having a variable component expire at various times through 2011.

           10. Interest and finance charges

           Amounts charged to interest expense during the period were:

                                         Three months ended       Nine months ended
                                            September 30,           September 30,
                                     ----------------------- -----------------------
                                           2008        2007        2008        2007
                                     ----------- ----------- ----------- -----------
           Interest on bank debt,
            net                      $    4,992  $    6,891  $   17,415  $   17,643
           Interest on senior term
            notes                         9,334       9,328      27,355      29,571
           Other finance charges            676       1,258       1,679       1,785
                                     ----------- ----------- ----------- -----------

                                     $   15,002  $   17,477  $   46,449  $   48,999
                                     ----------- ----------- ----------- -----------
                                     ----------- ----------- ----------- -----------

           Other finance charges include lease financing, bank service charges and fees as well as other miscellaneous interest revenue and expense.

           11. Per share amounts

           The following table summarizes the common shares used in calculating net earnings per common share:

                                         Three months ended       Nine months ended
                                            September 30,           September 30,
                                     ----------------------- -----------------------
                                           2008        2007        2008        2007
                                     ----------- ----------- ----------- -----------
                                          (000s)      (000s)      (000s)      (000s)
           Weighted average common
            shares outstanding
             - basic                    130,219     129,131     129,737     128,952
           Effect of stock options          876       3,376       3,181       3,797
                                     ----------- ----------- ----------- -----------

           Weighted average common
            shares outstanding
             - diluted                  131,095     132,507     132,918     132,749
                                     ----------- ----------- ----------- -----------
                                     ----------- ----------- ----------- -----------

           12. Income taxes

           The following table reconciles income taxes calculated at the Canadian statutory rates with actual income taxes:

                                         Three months ended       Nine months ended
                                            September 30,           September 30,
                                     ----------------------- -----------------------
                                           2008        2007        2008        2007
                                     ----------- ----------- ----------- -----------

           Earnings before taxes and
            non-controlling interest $   85,463  $   23,536  $   83,555  $   89,377
                                     ----------- ----------- ----------- -----------

           Canadian statutory rates       29.5%       32.1%       29.5%       32.1%
           Expected income taxes     $   25,212  $    7,555  $   24,649  $   28,690
           Effect on taxes resulting
            from:
             Non-deductible
              stock-based compensation      523         691       1,741       2,178
             Effect of tax rate
              changes and temporary
              differences recorded at
              future rates               (4,248)     (1,180)     (3,507)    (11,379)
             Non-taxable capital
              (gains) losses              2,037      (4,267)      2,667     (11,587)
             Other                          978        (180)        692      (2,057)
                                     ----------- ----------- ----------- -----------

           Provision for income
            taxes                    $   24,502  $    2,619  $   26,242  $    5,845
                                     ----------- ----------- ----------- -----------
                                     ----------- ----------- ----------- -----------

           Current                   $       13  $       11  $       31  $        8
           Future                        24,489       2,608      26,211       5,837
                                     ----------- ----------- ----------- -----------

                                     $   24,502  $    2,619  $   26,242  $    5,845
                                     ----------- ----------- ----------- -----------
                                     ----------- ----------- ----------- -----------

           Effective tax rate             28.7%       11.1%       31.4%        6.5%
                                     ----------- ----------- ----------- -----------
                                     ----------- ----------- ----------- -----------

           13. Financial instruments and risk management

           At September 30, 2008, the Company's financial assets and liabilities consist of cash, accounts receivable, other current assets, accounts payable, bank debt, senior term notes and risk management assets and liabilities relating to the use of derivative financial instruments.

           The following summarizes a) fair value of financial assets and liabilities, b) risk management assets and liabilities, c) risk management gains and losses and d) risk associated with financial assets and liabilities.

           a)  Fair value of financial assets and liabilities

               The fair value of financial assets and liabilities were as follows:

                                       September 30, 2008      December 31, 2007
                                     ----------------------- -----------------------
                                      Carrying      Fair      Carrying      Fair
                                       Amount       Value      Amount       Value
                                     ----------- ----------- ----------- -----------
               Financial assets
               Held-for-trading
                 Cash                $    5,901  $    5,901  $    8,665  $    8,665
                 Other current assets    19,092      19,092      19,772      19,772
                 Risk management
                  assets(x)              10,405      10,405      16,155      16,155
               Loans and receivables
                 Accounts receivable     77,538      77,538      83,144      83,144
               Financial liabilities
               Held-for-trading
                 Risk management
                  liabilities(x)     $        -  $        -  $   10,417  $   10,417
               Other financial
                liabilities
                 Accounts payable       147,831     147,831     150,796     150,796
                 Bank debt              239,337     239,337     398,426     398,426
                 Senior term notes      465,348     419,720     433,762     415,743
               (x) includes current and non-current

               The carrying value of cash, accounts receivable, other current assets, accounts payable, and bank debt approximate fair value due to the short term nature of these instruments and variable rates of interest. The senior term notes trade in the US and the estimated fair value was determined using quoted market prices. Risk management assets and liabilities are recorded at their estimated fair value based on the mark to market method of accounting, using quoted market prices, third-party indicators and forecasts.

           b)  Risk management assets and liabilities

               i)  Net risk management positions

               Risk management assets and liabilities relate to unrealized gains and losses associated with commodity price risk management and foreign currency risk management and are classified on the balance sheet as follows:

                                                                Total       Total
                                      Commodity     Foreign   September    December
                                      Contracts    Currency    30, 2008    31, 2007
                                     ----------- ----------- ----------- -----------
               Unrealized gain
                 Current asset       $   10,405  $        -  $   10,405  $    1,835
                 Non-current asset            -           -           -      14,320

               Unrealized loss
                 Current liability            -           -           -      (8,832)
                 Non-current
                  liability                   -           -           -      (1,585)
                                     ----------- ----------- ----------- -----------

               Total unrealized
                gain (loss)          $   10,405  $        -  $   10,405  $    5,738
                                     ----------- ----------- ----------- -----------
                                     ----------- ----------- ----------- -----------

               ii) Net fair value of commodity positions

               On September 30, 2008, the Company had the following commodity contracts in place:

                                              Daily
                                            Notional                      Mark-to-
               Commodity          Term       Volume    Average Price       Market
               ---------          ----      --------   -------------     -----------
                                                                         gain (loss)
               Natural Gas
                                Apr./08 -
                 Summer collar   Oct./08   70,000 GJ  $7.14 - $8.51/GJ   $    2,760
                                Apr./08 -
                 Summer fixed    Oct./08   20,000 GJ      $7.48/GJ              967
                                Nov./08 -
                 Winter collar   Mar./09   30,000 GJ  $8.00 - $9.53/GJ        5,580
                                Nov./08 -
                 Winter fixed    Mar./09   10,000 GJ      $8.10/GJ            1,646
                                Mar./08 -
               Oil fixed price   Dec./08   1,000 bbl   US $93.00 /bbl          (721)
                                Jan./07 -
               Electricity       Dec./08    2.5 MW       $55.00/MWh             173
                                                                         -----------
               Total unrealized
                commodity gain                                           $   10,405
                                                                         -----------
                                                                         -----------

           c)  Risk management gains and losses

               Risk management gains and losses recognized in the consolidated statements of earnings and other comprehensive income during the periods relating to commodity prices and foreign currency
               transactions are summarized below:

               Nine months ended      Commodity    Foreign       2008        2007
                September 30,         Contracts    Currency     Total       Total
                                     ----------- ----------- ----------- -----------

               Unrealized change in
                fair value           $   (8,614) $    3,947  $   (4,667) $   22,257
               Realized cash
                settlements              19,032     (27,360)     (8,328)    (14,412)
                                     ----------- ----------- ----------- -----------

               Total (gain) loss     $   10,418  $  (23,413) $  (12,995) $    7,845
                                     ----------- ----------- ----------- -----------
                                     ----------- ----------- ----------- -----------

               Three months ended     Commodity    Foreign       2008        2007
                September 30,         Contracts    Currency     Total       Total
                                     ----------- ----------- ----------- -----------
               Unrealized change in
                fair value           $  (71,619) $   19,197  $  (52,422) $    4,846
               Realized cash
                settlements               9,939     (31,080)    (21,141)     (5,701)
                                     ----------- ----------- ----------- -----------

               Total (gain) loss     $  (61,680) $  (11,883) $  (73,563) $     (855)
                                     ----------- ----------- ----------- -----------
                                     ----------- ----------- ----------- -----------

               The gains and losses realized during the year on the electricity contract are included in operating expenses.

           d)  Risk associated with financial assets and liabilities

               The Company is exposed to financial risks arising from its financial assets and liabilities which fluctuate in value due to movements in market prices and is comprised of the following:

               i)   Market risk

               Market risk is the risk that the fair value or future cash flows from financial assets or liabilities will fluctuate due to movements in market prices and is comprised of the following:

               -  Commodity price risk

               The Company is exposed to commodity price movements as part of its normal oil and gas operations. Under guidelines established and approved by the Board of Directors, Compton enters into economic hedge transactions relating to crude oil and natural gas prices to mitigate volatility in commodity prices and the resulting impact on cash flow. The contracts entered into are forward transactions providing the Company with a range of prices on the commodities sold.
               Prices are marked to industry benchmarks specifically to AECO monthly prices for gas contracts, WTI NYMEX prices for oil contracts and power pool spot prices for electricity contracts. Prices are valued in Canadian dollars unless otherwise disclosed. The Company does not use derivative contracts for speculative purposes.

               At September 30, 2008, with respect to commodity contracts in place on that date, an increase of $0.25/mcf in the price of natural gas, holding all other variables constant, would have reduced the fair value of the derivative financial instrument and negatively impacted before tax earnings by approximately $2.1 million. A similar decline in commodity prices would have had the opposite impact.

               -  Foreign exchange rate risk

               Compton is exposed to fluctuations in the exchange rate between the
               Canadian dollar and the US dollar. Crude oil and to a certain extent natural gas prices are based upon reference prices denominated in
               US dollars, while the majority of the Company's expenses are denominated in Canadian dollars. To mitigate the exposure to the fluctuating Canada/US exchange rate the Company maintains a mix of
               US and Canadian dollar denominated debt. In addition, when appropriate, Compton enters into agreements to fix the exchange rate of Canadian dollars to US dollars to manage the risk.

               With Board of Director approval, during 2007, the Company entered into a series of foreign exchange contracts relating to the
               US$450 million senior notes due December 1, 2013. Additionally, the
               Company entered into a series of foreign exchange contracts relating to the semi-annual interest settlement obligations until November 30,
               2010.

               During the period ended September 30, 2008 the Company sold the foreign exchange contracts for proceeds of $34.7 million in contemplation of a corporate transaction.

               -  Interest rate risk

               The Company is exposed to interest rate risk principally associated with borrowings. Floating rates, associated with bank debt, expose the Company to short-term movements in interest rates. Fixed rates, associated with senior term notes, introduce risk at the time of maturity if replacement bonds are issued.

               The Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. Entering into interest rate swap transactions, when deemed appropriate, is another means of managing the fixed/floating rate debt portfolio mix.

               During the period ended September 30, 2008 the Company collapsed the cross currency interest rate swap contract at a cost of $3.6 million in contemplation of a corporate transaction.

               ii)  Credit risk

               The Company is exposed to credit risk, which is the risk that a counterparty will fail to perform an obligation or settle a liability, resulting in a financial loss to the Company.

               A significant portion of Compton's accounts receivable and other current asset balances are with entities in the oil and gas industry and subject to normal industry credit risks. The allowance for doubtful accounts is less than 1% of total balances and relates to receivables acquired through corporate acquisitions and unresolved differences with partners. Substantially all of the receivable balances at September 30, 2008 were current.

               In-the-money derivative financial instrument contracts are with investment grade Canadian and US financial institutions that are also members of the Company's banking syndicate. At September 30, 2008, four financial institutions held all of the outstanding in-the-money net financial instrument contracts.

               The Company regularly assesses the financial strength of its marketing customers and limits the total exposure to individual counterparties based on management determined criteria. As well, a number of contracts contain provisions that allow Compton to demand the posting of collateral in the event of a downgrade to a non-
               investment grade credit rating.

               The maximum credit risk exposure associated with the Company's financial assets is the carrying amount.

               iii) Liquidity risk

               Compton is exposed to liquidity risk which is the risk that the
               Company will be unable to generate or obtain sufficient cash to meet its commitments as they come due. Mitigation of this risk is achieved through the active management of cash and debt. In managing liquidity risk, in addition to cash flow generated from operating activities, the Company has available $260 million of unused credit facility under the recently renewed syndicated banking agreement. The Company also has the ability to modify the capital expenditure program when circumstances warrant, to preserve cash.

               The timing of cash outflows relating to financial liabilities are outlined below:

                           1 year     2-3 years   4-5 years   +5 years      Total
                         ----------- ----------- ----------- ----------- -----------
               Accounts
                payable  $  147,831  $        -  $        -  $        -  $  147,831
               Bank debt          -     240,000           -           -     240,000
               Senior
                term
                notes             -           -           -     476,955     476,955
                         ----------- ----------- ----------- ----------- -----------

                         $  147,831  $  240,000  $        -  $  476,955  $  864,786
                         ----------- ----------- ----------- ----------- -----------
                         ----------- ----------- ----------- ----------- -----------

           14. Foreign exchange (gain) loss

           Amounts charged to foreign exchange (gain) loss during the period ended are as follows:

                                         Three months ended       Nine months ended
                                            September 30,           September 30,
                                     ----------------------- -----------------------
                                           2008        2007        2008        2007
                                     ----------- ----------- ----------- -----------
           Foreign exchange on
            translation of US$ debt  $   19,173  $  (30,195)  $  32,899  $  (76,050)
           Other foreign exchange        (2,266)        151      (2,233)        793
                                     ----------- ----------- ----------- -----------

           Total (gain) loss         $   16,907  $  (30,044)  $  30,666  $  (75,257)
                                     ----------- ----------- ----------- -----------
                                     ----------- ----------- ----------- -----------

           15. Supplemental cash flow information

           Amounts actually paid during the period for interest expense and capital taxes are as follows:

                                         Three months ended       Nine months ended
                                            September 30,           September 30,
                                     ----------------------- -----------------------
                                           2008        2007        2008        2007
                                     ----------- ----------- ----------- -----------

           Interest paid             $    4,928  $    7,334  $   35,438  $   38,320
           Taxes paid                        44          41          44          41
                                     ----------- ----------- ----------- -----------

                                     $    4,972  $    7,375  $   35,482  $   38,361
                                     ----------- ----------- ----------- -----------
                                     ----------- ----------- ----------- -----------

           16. Strategic review

           In response to certain concerns raised by Centennial Energy Partners LLC, a major shareholder of Compton, the Board of Directors of the Company
           announced, in a news release dated February 28, 2008, that it would undertake a formal review of the Company's business plans and alternatives for enhancing shareholder value. The review was conducted under the direction of a Special Committee of the Board comprised of
           Compton's independent directors.

           Subsequent to the completion of the review process, as announced on
           June 11, 2008, the Company's Board of Directors had determined to seek a buyer for all of the capital stock of the Company. On October 30, 2008, the Company announced the corporate sale process has been terminated as an acceptable offer for all of the Company's common shares had not been forthcoming. The Company also announced that all marketing efforts to effect a corporate sale had ceased.

           The Company has estimated direct costs associated with, and resulting from the review process will total approximately $25 million. These costs include among others, consulting and advisory fees, legal fees, and costs relating to employee retention. As at September 30, 2008, the Company has recorded $8.9 million of strategic review related expenses. The balance of the costs will be recognized as incurred during the fourth quarter of
           2008.

           17. Reclassification

           Certain amounts disclosed for prior periods have been reclassified to conform with current period presentation.
           >>

           CONFERENCE CALL

           Compton will be conducting a conference call and audio webcast November
12, 2008 at 9:30 a.m. (MT) or 11:30 a.m. (ET) to discuss the Company's 2008 third quarter financial and operating results. To participate in the conference call, please contact the Conference Operator at 9:20 a.m. (MT), ten minutes prior to the call.

           <<
           Conference Operator Dial-in Number:       Toll-Free: 1-800-814-4862
                                                 Local Toronto: 1-416-646-3097

           Audio webcast URL:

http://phx.corporate-ir.net/phoenix.zhtml?c(equal sign)69018&p(equal sign)irol-EventDetails&EventId(equal sign)
2011803
           >>

           The audio replay will be available two hours after the conclusion of the conference call and will be accessible until November 19, 2008. Callers may dial toll-free 877-289-8525 and enter access code 21287891 (followed by the pound key).

           Compton is an independent, public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in Western Canada. Compton also controls and manages the operations of the Mazeppa Processing Partnership ("MPP"), which owns significant midstream assets critical to the Company's activities in Southern
Alberta. The accounts of MPP are consolidated in the Company's financial statements.

           %SEDAR: 00003803E          %CIK: 0001043572

           /For further information: Compton Petroleum Corporation, E.G. Sapieha,
President & CEO, N.G. Knecht, VP Finance & CFO, or Lorna Klose, Manager,
Investor Relations, Telephone: (403) 237-9400, Fax: (403) 237-9410; Website:
www.comptonpetroleum.com, Email: investorinfo(at)comptonpetroleum.com/
           (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 04:00e 10-NOV-08